EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended June 30,				Six Months Ended June 30,
($ in thousands)		2006		2005		2006		2005
I.	Earnings:
	Net income	$4,466		$3,985		$8,798		$7,932
	Fixed charges excluding preferred stock dividends	—		—		—		—

	Earnings before fixed charges	$4,466		$3,985		$8,798		$7,932

II.	Fixed charges:
	Preferred stock dividends	$3,563		$3,564		$7,126		$7,126

III.	Ratios of earnings to fixed charges	1.25	x	1.12	x	1.23	x	1.11	x